# ARQLITE, SPC

Financial Statements as of
December 31, 2018 and 2017,
and Notes to Financial Statements
(Unaudited)

# TABLE OF CONTENTS

**PAGE**

**FINANCIAL STATEMENTS**

**ARQLITE, SPC**
**BALANCE SHEETS**
**DECEMBER 31, 2018 AND 2017**

| ASSETS | 2018 | 2017 |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | 293 | 12,599 |
| Total current assets | 293 | 12,599 |
| | | |
| **Noncurrent Assets** | | |
| Interest Receivable - Arqlite SRL's loan | 10,880 | 4,660 |
| Due From Arqlite SRL | 364,015 | 202,000 |
| Property and Equipment, net of accumulated depreciation | 52,520 | 60,600 |
| Total noncurrent assets | 427,415 | 267,260 |
| | | |
| Total Assets | $ 427,708 | $ 279,859 |

**LIABILITIES AND SHAREHOLDER'S EQUITY**

| | 2018 | 2017 |
|---|---|---|
| **Long-term liabilities** | | |
| Interest Payable - Convertible Notes | 8,492 | 4,692 |
| Grant Payable | 91,663 | 68,413 |
| Convertible Notes | 308,100 | 178,100 |
| Total long-term liabilities | 408,255 | 251,205 |
| | | |
| Total Liabilities | $ 408,255 | $ 251,205 |
| | | |
| **Shareholder's equity** | | |
| Preferred Stock | $ 48,800 | $ 48,800 |
| Net Income | (9,201) | (14,833) |
| Retained Earnings | (20,146) | (5,313) |
| Total shareholder's equity | 19,453 | 28,654 |
| | | |
| Total Liabilities and Shareholder's Equity | $ 427,708 | $ 279,859 |

See accompanying notes · For internal use purpose only

**ARQLITE, SPC**
**STATEMENTS OF INCOME**
**YEARS ENDED DECEMBER 31, 2018 AND 2017**

| | | 2018 | | | 2017 | |
| --- | --- | --- | --- | --- | --- | --- |
| | | Amount | Percent of Revenue | | Amount | Percent of Revenue |
| Revenues | $ | 3,660 | 100.00% | $ | 5,228 | 100.00% |
| | | | | | | |
| Operating Expenses | | | | | | |
| General and administratives | | 7,201 | 196.73% | | 19,612 | 375.13% |
| Interest Expenses | | 3,800 | 103.81% | | 4,692 | 89.75% |
| Depreciation | | 8,080 | 220.74% | | | 0.00% |
| Total Operating Expenses | | 19,081 | 521.28% | | 24,304 | 464.88% |
| | | | | | | |
| Other Income | | | | | | |
| Interest Income | | 6,220 | 169.93% | | 4,243 | 81.16% |
| | | | | | | |
| Net Income | | (9,201) | -251.36% | | (14,833) | -283.72% |

See accompanying notes · For internal use purpose only

**ARQLITE, SPC**
**STATEMENT OF CASH FLOWS**
**AS OF DECEMBER 31, 2018**

**Cash Flows from Operating Activities**

| | | |
|---|---|---|
| Net Income (Loss) | $ | (9,201) |

**Adjustments to Net Income**
Adjustments to reconcile Net Income (Loss) to net Cash:

| | | |
|---|---|---|
| Depreciation | | 8,080 |
| **Total Adjustments** | | 8,080 |
| **Net Cash Provided by (Used In) Operating Activities** | | (1,121) |

**Cash Flows from Investing Activities** | | - |

**Cash Flows from Financing Activities**

| | | |
|---|---|---|
| Addition to loan with Arqlite SRL | | (162,015) |
| Increase interest receivable on Arqlite SRL's loan | | (6,220) |
| Grant Echoing Green | | 23,250 |
| Convertible Notes | | 130,000 |
| Increase interest payable on Convertible Notes | | 3,800 |
| **Net Cash Provided by (Used In) Financing Activities** | | (11,185) |
| **Net Increase (Decrease) in Cash** | | (12,306) |
| **Cash at beginning of Period** | $ | 12,599 |
| **Cash at End of Period** | $ | 293 |

See accompanying notes · For internal use purpose only

# ARQLITE, SPC

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

This summary of significant accounting policies of ARQLITE, SPC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to the accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

**BUSINESS** - The Company is a C-Corp organized under the laws of the State of Washington on May 18, 2015.

ARQLITE, SPC is a social purpose corporation mainly focused in decreasing carbon emissions and innovating the construction industry by recycling plastic waste into more sustainable and efficient building materials. Arqlite's mission is to help reduce the impacts of both concrete and plastic waste by developing processes and materials that combine the best of plastic polymers into massive industry as construction.

**BASIS OF ACCOUNTING AND USE OF ESTIMATES** - The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting which generally records items under historical costs and sometimes requires the use of estimates and assumptions. The estimates and assumptions used could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual costs could differ from those estimates.

**REVENUES AND COST RECOGNITION** – Revenues are recognized when the services or products have been delivered, and the costs are recognized in the period they were incurred.

**CASH AND CASH EQUIVALENTS** - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Moreover, as it relates to the Statement of Cash Flows, cash equivalents consist of time deposits, certificates of deposits, and any highly liquid debt instruments with original maturities of three months or less.

**INCOME TAXES** -The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be a C-Corporation. Because the corporation has not generated net income during the years 2017 and 2018, no provision or liability for federal income taxes has been included in the financial statements.

**ADVERTISING COSTS** – The Company expenses the cost of advertising as incurred. There is not advertising costs expensed in 2018 and 2017.

**PROPERTY AND EQUIPMENT** - Property and equipment is stated at cost less accumulated depreciation for individual items in excess of $500. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally from three to thirty-nine years. Routine maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts and gains or losses from dispositions are credited or charged to income.

| | |
|---|---|
| Computer systems | 5 Years |
| Vehicles | 5 Years |
| Machinery & Equipment | 5 Years |

**CONCENTRATION OF CREDIT RISK** - Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade accounts receivables. Its cash balance at December 31, 2018 at this financial institutions did not exceed the maximum FDIC insurance coverage. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Moreover, The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category.

The Company is also potentially subject to concentrations of credit risk in its loan receivable to an affiliated company doing business in Argentina. Although the Company is directly affected by the financial condition of its affiliated and customers, management does not believe significant credit risks exist at December 28, 2018. Generally, the Company does not require collateral or other securities to support its loan receivable.

2. **PROPERTY AND EQUIPMENT**

Property and equipment encompasses the following:

| | 2018 | 2017 |
|---|---|---|
| Machinery & Equipment | 60,600 | 60,600 |
| Subtotal | 60,600 | 60,600 |
| Less: Accumulated Depreciation | (8,080) | 0 |
| **Property & Equipment (net)** | **$ 52,520** | **$ 60,600** |

Depreciation expense for the year ended December 31, 2018 and 2017 was $8,080 and $0, respectively.

3. **GRANTS**

Effective July 1, 2016 Arqlite, SPC signed an agreement with Echoing Green to receive a recoverable cash stipend that will trigger payback if the company achieves either 2 million in revenue during a fiscal year with positive net income, or is valued at greater than USD 5 million.

If the company doesn't hit one of the triggers mentioned above within 10 years, the cash stipend doesn't need to be paid back.

A recoverable grant doesn't not include any voting rights or control rights in the company.

The recoverable grant will accrue interest of 3% per year after the two-year Fellowship period.

4. **CONVERSION NOTES**

The Series 2 Convertible Promissory Note will accrue at a simple rate of 4% per annum. Unless earlier converted into Conversion Shares, the principal and accrued interest of this Note will be due and payable by the Company at any time on or after August 1, 2018 at the Company's election or upon demand by the holders of a majority-in-interest of the aggregate principal amount of the Series 2 Notes.

5. **SERIES SEED PREFERRED STOCK**

Effective March 9, 2016, Arqlite, SPC issued a proposed Series Seed Preferred Stock with price per share of $130.38 and convertible into one share of Common Stock at any time at the option of the holder.

As of December 31, 2018 the preferred stock balance amounted $48,800.

6. **CONTINGENCIES AND LITIGATION**

At the report date, the Company recorded as contingencies the recoverable grant balances amounted $91,633.

7. **RELATED PARTY TRANSACCTIONS**

At December 31, 2018, there is a loan receivable balance of $364,015 with Arqlite SRL, affiliated company operating in Argentina.

The loan is accruing interest of 5% per annum. As of December 31, 2018 the loan has an interest receivable balance of $6,220.

## 8. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more-likely-than-not that the position will be sustained upon examination by the tax authorities.

As of December 31, 2016, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Furthermore, the Company had no interest and penalties related to income taxes.

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